Exhibit E

BOLIVARIAN REPUBLIC OF VENEZUELA

FOR IMMEDIATE RELEASE
September 28, 2004

CARACAS — Reference is made to the press release issued yesterday by the Bolivarian Republic of Venezuela (the “Republic”) in connection with its invitation to holders of the series of the Old Bonds listed below to submit offers to exchange such Old Bonds for Global Bonds. The Republic recognizes that certain bonds of such series may bear ISIN numbers not included in the list of ISIN numbers contained in the press release issued yesterday. Holders of any series of Old Bonds listed below with ISIN numbers different from those contained in the press release issued yesterday should contact the exchange agent or the Dealer Managers for further information regarding their participation in the exchange. Capitalized terms used but not defined in this notice are defined in the prospectus supplement dated September 22, 2004, describing the Global Bond Offering and the terms of the Global Bonds.

OLD BONDS

Front-Loaded Interest Reduction Bonds Due 2007, USD Series A and B
Debt Conversion Bonds Due 2007, USD Series DL
Debt Conversion Bonds Due 2008, USD Series IL
Front-Loaded Interest Reduction Bonds Due 2007, Deutsche Mark
Debt Conversion Bonds Due 2007, Deutsche Mark
Front-Loaded Interest Reduction Bonds Due 2007, Pounds Sterling
Debt Conversion Bonds Due 2007, Pounds Sterling
Front-Loaded Interest Reduction Bonds Due 2007, Swiss Franc

The exchange agent is:

JPMorgan Chase Bank
Attention: Exchange Agent: Bolivarian Republic of Venezuela
Facsimile: +44-1202-32-2494
Telephone: +44-1202-32-3813 or +44-1202-34-1260

The Dealer Managers are:

Barclays Capital
North America: Inside the U.S.: Toll-Free 1-866-307-8991
Outside the U.S.: Call Collect 212-412-4072

Merrill Lynch & Co.
North America: Inside the U.S.: Toll-Free 1-888-654-8637
Outside the U.S.: Call Collect 212-449-4914

This communication shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be a sale of the securities referenced in this communication in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Republic is making the Invitation only in those jurisdictions where it is legal to do so. The Invitation is void in all jurisdictions where it is prohibited. If materials relating to the Invitation come into your possession, you are required by the Republic to inform yourself of, and to observe, all of these restrictions. The materials relating to the Invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Invitation be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the Invitation shall be deemed to be made by such Dealer Manager or such affiliate on behalf of the Republic in that jurisdiction.

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in the Invitation and, if given or made, such information or representations must not be relied upon as having been authorized by the Republic or the Dealer Managers.